Burns Figa & Will P.C.
6400 S Fiddlers Green Circle
Suite 1000
Greenwood Village, CO80111
(303) 796-2626

May 24, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C.20549
Attn:	Ethan Horowitz, Branch Chief

Re:	Golden Eagle International, Inc.
Form 10-K for fiscal year ended December 31, 2010
Filed April 12, 2011
File No. 0-23726

Gentlemen:

Terry C. Turner, president of Golden Eagle International, Inc., asked us to respond on his behalf to your letter of April 26, 2011.  We understand that you or your staff have had telephone conversations with representatives of Golden Eagle and its current accountants, Mark Bailey & Company, Ltd. about the issues raised in your comment #2.

Comment #1:

We note that your Form 10-K is signed on behalf of Golden Eagle International, Inc. by members of your board of directors.  Please note that all filings on Form 10-K should be signed on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors.  Please revise.  Refer to General Instruction D to Form 10-K.

Golden Eagle International, Inc. (“GEII”) is aware of General Instruction D to Form 10-K and believes that it has complied with the requirements of that instruction.  For illustration purposes, the signatures for GEII’s filing on Form 10-K were as follows (copied from the Form 10-K as available on EDGAR):

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Golden Eagle International, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burns, Figa & Will, P.C.

Securities and Exchange Commission
Division of Corporation Finance
May 24, 2011

GOLDEN EAGLE INTERNATIONAL, INC.

April 12, 2011	/s/ Terry C. Turner
Terry C. Turner, President and Chief Executive Officer

April 12, 2011	/s/ Tracy A. Madsen
Tracy A. Madsen, Chief Financial Officer and Principal Accounting Officer

Pursuant to the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Golden Eagle International, Inc. and in the capacities and on the dates indicated.

GOLDEN EAGLE INTERNATIONAL, INC.

April 12, 2011	/s/ Terry C. Turner
Terry C. Turner, Director

April 12, 2011	/s/ Alvaro Riveros
Alvaro Riveros, Director

April 12, 2011	/s/ Harlan M. (Mac) DeLozier
Harlan M. (Mac) DeLozier, Director

As noted in the first section, the Form 10-K is in fact signed on behalf of GEII (the registrant) by both its principal executive officer (Mr. Turner, who is also chief executive officer) and its principal financial officer (Mr. Madsen, who is also chief financial officer and principal accounting officer).  In addition, the entire board of directors signed the Form 10-K.

Nevertheless, when GEII files the amendment to its Form 10-K to set forth the response to your comment #2, it will use the following signature format:

Burns, Figa & Will, P.C.

Securities and Exchange Commission
Division of Corporation Finance
May 24, 2011

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Golden Eagle International, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN EAGLE INTERNATIONAL, INC.

April 12, 2011	/s/ Terry C. Turner
Terry C. Turner, President and Chief Executive Officer

Pursuant to the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Golden Eagle International, Inc. and in the capacities and on the dates indicated.

GOLDEN EAGLE INTERNATIONAL, INC.

_________, 2011	/s/ Terry C. Turner
Terry C. Turner, President, Chief Executive Officer, and Director

_________, 2011	/s/ Alvaro Riveros
Alvaro Riveros, Director

_________, 2011	/s/ Harlan M. (Mac) DeLozier
Harlan M. (Mac) DeLozier, Director

_________, 2011	/s/ Tracy A. Madsen
Tracy A. Madsen, Chief Financial Officer and Principal Accounting Officer

Burns, Figa & Will, P.C.

Securities and Exchange Commission
Division of Corporation Finance
May 24, 2011

Comment #2.

We note that your December 31, 2009 and 2008 financial statements were audited by Chisholm, Bierwolf, Nilson & Morrill, LLC.  Effective April 8, 2011, the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Chisholm, Bierwolf, Nilson & Morrill, LLC.  You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Chisholm.pdf.  As Chisholm, Bierwolf, Nilson & Morrill, LLC is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission.  In providing the information that Item 304 of Regulation S-K requires (i.e., through filing an Item 4.01 Form 8-K), please indicate that the PCAOB has revoked the registration of Chisholm, Bierwolf, Nilson & Morrill, LLC.  We believe the revocation of the accountant’s PCAOB registration would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

A.           Background; Previous Disclosure and Significant Changes At GEII

In your comment, you suggest that GEII provide the information required by Item 4.01 of Form 8-K about Chisholm, Bierwolf, Nilson & Morrill, LLC (“Chisholm”).  This information was provided when Chisholm first notified GEII that it would not stand for reelection as GEII’s independent auditor.  This change was made on August 17, 2010, and it was in fact reported in a current report on Form 8-K reporting an event of August 17, 2010, that GEII filed on August 25, 2010.

GEII agrees that the information that the Public Company Accounting Oversight Board (“PCAOB”) revoked Chisholm’s registration is likely material information to persons reading GEII’s Form 10-K, and especially the information that Item 304 of Regulation SK requires to be included in the Form 10-K.  We will suggest additional disclosure to be included by amendment to the Form 10-K after the following explanation.  As you noted in your comment letter, four days before GEII filed its Form 10-K on April 12, 2011, the PCAOB permanently revoked the registration of Chisholm..  This order was issued on Friday, April 8, 2011, when the GEII Form 10-K was filed on Tuesday, April 12.  As a result of the revocation, your letter properly points out that the 2009 audit report filed by Chisholm is no longer effective.

GEII understands the seriousness of the PCAOB order, but notes that GEII replaced Chisholm as its auditor almost eight months before the Form 10-K was filed, and more than four months before the end of GEII’s 2010 fiscal year.  None of the second quarter (ended June 30, 2010), the third quarter (ended September 30, 2010), nor the annual financial statements (for the year ended December 31, 2010) were based on Chisholm’s work.

More importantly, there were major changes at GEII betweenthe year-end 2009 as compared to year-end 2010.  In the 2009 Form 10-K, a significant portion of GEII’s assets related to mineral properties, plant, and equipment that GEII held in Bolivia.  GEII sold those assets in 2010, and the 2010 financial statements set forth a reclassification as of December 31, 2009 and for the year then ended of those assets being assets “held for sale” on the balance sheet at December 31, 2009, and the results of operations being from “discontinued operations” on the income statement for the years ended December 31, 2009 and 2010.  As stated in the 2010 Form 10-K, GEII did not hold any of the Bolivian assets at year end.

Burns, Figa & Will, P.C.

Securities and Exchange Commission
Division of Corporation Finance
May 24, 2011

B.	GEII Believes a Re-audit of its Financial Statements for its 2009 Fiscal Year Would Not Result in any Material Changes.

Upon receipt of the staff’s comment letter, GEII undertook a review of the financial statements as of December 31, 2009 and for the year then ended to determine if a significant risk of material misstatement existed which could result in a re-audit of the period.  This analysis included a discussion with our successor auditor, reviews of the Company’s remaining assets, liabilities, and operations as of December 31, 2010 compared to 2009, and a determination of the costs and potential limitations or difficulties in obtaining the necessary information to perform a re-audit as it relates to the significant operations discontinued beginning in 2009.

Based on this analysis, the Company’s management concluded that a re-audit would likely not result in any material changes to the previously reported December 31, 2009 financial statements that would likely influence or change the judgment of a reasonable person relying on them.  The factors that led to this conclusion are as follows:

1.
The 2009 financial statements, as originally published, reflected a $1,178,463 receivable relating to amount billed and recognized in accordance with the terms of our Jerritt Canyon operating agreement with Queenstake, USA.   Our 2010 financial statements reclassified this amount as a settlement receivable at December 31, 2009.  This settlement resulted from Queenstake’s termination of the operating agreement which GEII reported in its Current Report on Form 8-K filed on June 12, 2009.  After a year of litigation, GEII and Queenstake reached a settlement reportedin GEII’s current report on Form 8-K dated August 20, 2010 which resulted in payment to GEII of 2,000,000 shares of Yukon Nevada Gold Corp. (being Queenstake’s parent corporation) common stock (marketable securities) and cash of $3,467,152.  Even during the period before and after the dispute, GEII submitted monthly operating reports along with our fee calculations (invoices) to be paid by Queenstake.  These reports were subject to review and audit by Queenstake, and prior to the termination of the agreement all of the invoices were paid in full without material correction.

The Company believes that the settlement of these previously recognized amounts due supports the amount recognized on the balance sheet at December 31, 2009 of approximately $1,178,000.  Further, since we have completely disposed of the Jerritt Canyon mill operations as of December 31, 2010, any potential material change identified in a re-audit would simply be a timing difference reported in our results of operations for the years ended December 31, 2010 and 2009.  Correspondingly, we believe the total impact of the disposal and prior operations of the Jerritt Canyon mill are appropriately reported for the periods presented in our Form 10-K for the years ended December 31, 2010 and 2009, and any restatement would not result in a change in the judgment of a reasonable person relying on the information contained in the report.

Burns, Figa & Will, P.C.

Securities and Exchange Commission
Division of Corporation Finance
May 24, 2011

2.
The remaining significant portion of the Company’s current assets at December 31, 2009 primarily consisted of prepaid insurance and other amortizable prepaid assets related to our discontinued Bolivian operations of approximately $398,000 or approximately 7% of total assets at December 31, 2009.  All of these assets were disposed of during the year ended December 31, 2010 for consideration approximating their net book values and the purchaser’s assumption of the corresponding liabilities at their fair values as previously accrued at December 31, 2009.

The net book value (fair value) of these assets was written down during the fiscal year ended December 31, 2009 to the proposed sale value contained in the letter of intent with the purchaser.  This was due to the receipt of the letter of intent subsequent to the year ended December 31, 2009 but prior to the issuance of the financial statements of the applicable period.  As a result, we impaired these assets by approximately $1,200,000 during the year ended December 31, 2009.

During 2010, we completed the disposal of our Bolivian operations and recognized a loss of approximately $72,000 which was audited by our successor auditor. Due to the fact that as of December 31, 2010 these operations and corresponding assets and liabilities no longer existed, any potentially identified adjustment to the included December 31, 2009 financial statements would simply result in a timing difference between the results of operations presented for the years ended December 31, 2010 and 2009.

The Company’s management believes that any adjustment to results of operations for the periods presented in our Form 10-K for the fiscal year ended December 31, 2010 would not change or influence the judgment of any reasonable person relying on the information contained in the report.  Further, a re-audit of these assets and corresponding liabilities recognized as of December 31, 2009 would result in significant “non-value” expenses to our shareholders due to our successor auditor potentially having to travel to Bolivia.

3.
Our Gold Bar Mill (being GEII’s only remaining significant asset at December 31, 2010, except for cash and marketable securities) is currently idle, but had a book value of $3,980,000 as of both December 31, 2010 and 2009.  This amount was audited by our successor auditor with no change in the valuation between the periods presented.  The Company also engaged a respected industry specialist to perform a valuation of the asset which indicated a fair value well in excess of the amount reported in the Company’s balance sheet as December 31, 2010 and 2009.

Burns, Figa & Will, P.C.

Securities and Exchange Commission
Division of Corporation Finance
May 24, 2011

4.
The change in GEII’s financial condition between December 31, 2009 and December 31, 2010, as reflected in the respective balance sheets is significant, but the changes confirm the values set forth at December 31, 2009 for the Bolivian assets as well as for the Queenstake settlement.  The only remaining material property and equipment asset at December 31, 2010, is the Gold Bar mill – which as noted above was reported on the balance sheets at a consistent value as of both December 31, 2009 and December 31, 2010.

5.
Discussions with our successor auditor, and based on their limited review of Chisholm’s workpapers for the year ended December 31, 2009, indicated generally accepted PCAOB audit procedures including a search for unrecorded liabilities and third party confirmations of bank accounts and notes payable were performed during the audit of our December 31, 2009 financial statements.  While we cannot provide any assurance that the documented procedures were actually performed, our management believes the corresponding balances were fairly stated as of December 31, 2009.  Furthermore, our management believes the remaining affected balances were fairly stated as of December 31, 2010.

6.
There is further protection for investors and prospective investors in GEII.  Unitl their disposition in fiscal 2010, GEII’s Bolivian assets (held at the time by a subsidiary, Golden Eagle International, Inc. Bolivia“GEII Bolivia”) were audited by a Bolivian PCAOB registered accounting firm, Pozo & Asociados, C.P.A. S.R.L.  The first sentence of their report to GEII Bolivia states: “We have audited the accompanying consolidated balance sheets of Golden Eagle International, Inc. Bolivia as of December 31, 2009 and 2008 and the related consolidated statements of operations, cash flows and changes in stockholders’ equity (deficit) for the years ended December 31, 2009 and 2008.”

7.	Finally, the PCAOB order revoking Chisholm’s registration did not mention any issues with respect to Chisholm’s activities for GEII.

Based on the above analysis and the on-going operations of GEII as disclosed in our Form 10-K for the period ended December 31, 2010 and the Form 10-Q for the period ended March 31, 2011, any potential adjustments to our December 31, 2009 financial statements contained in the December 31, 2010 Form 10-K likely would not change the judgment or have a significant influence on any reasonable person relying on the report.  Correspondingly, GEII believes that any re-audit for the fiscal year ended December 31, 2009 does not provide any additional value to our current or potential investors and would result in a potentially significant expense to GEII.

Burns, Figa & Will, P.C.

Securities and Exchange Commission
Division of Corporation Finance
May 24, 2011

C.	The SEC has Rendered Guidance that Subsequent Actions with Respect to a Registrant’s Auditors Only Require a Re-Audit in Limited Circumstances.

As we are sure the staff realizes, this is not the first time that an issuer has been blindsided by actions taken by its prior accountants. As noted, GEII had retained new accountants well before this event occurred, and did not know of the PCAOB order when it filed the Form 10-K. The SEC has taken pre-emptive action in the case of at least two other accounting firms who were unable to reissue their report as a result of a bankruptcy (Laventhol & Horwath, SAB 90 (Feb. 7, 1991)) and an indictment followed by ceasing accounting functions (Arthur Andersen, Rel. 33-8070 (Mar. 18, 2002), the “Andersen Release”). In both cases, a number of issuers would have been impacted had the SEC not issued its relief, and we believe that the same circumstances exist in this case. We are not pretending to say that the impact on public companies from the Chisholm situation is the same as from Laventhol and Arthur Andersen, but the impact on one public company, GEII, is the same. In each of those cases, as in your letter of April 26, 2011, the Commission noted that the issuer, itself, is responsible for the accuracy and completeness of its disclosure, including its financial statements. These have been incorporated into Paragraph 4830 of the Commission’s Financial Reporting Manual which specifically require a reaudit only in limited circumstances which do not exist in this case. (Note that the successor auditor reported discontinued operations because of the sale of the Bolivian assets as required by GAAP.)

D.           GEII’s Proposed Amendments to its December 31, 2010 Form 10-K.

For the reasons set forth above, GEII believes that the financial information is accurate and complete in all material respects, notwithstanding the revocation of Chisholm’s PCAOB registration, and that no restatement thereof is necessary.  Nevertheless, GEII agrees that the PCAOB revocation may be material to readers of GEII’s filed reports and proposes to amend its Form 10-K for the year ended December 31, 2010, as follows, subject to your concurrence:

1.	GEII will remove the Chisholm report from the Form 10-K.

2.
In accordance with paragraph 4830.1 of the Commission’s Financial Reporting Manual, our successor auditor will provide an amended opinion indicating the financial statements for the year ended December 31, 2009 were audited by another auditor, the date of the predecessor’s audit report, the type of report issued by the predecessor auditor, and if the report was other than a standard report, the substantive reasons for it.  Although the 2009 financial statements included certain amounts reclassified, GEII’s financial position, results of operations, and cash flows were unchanged and, therefore GEII believes that this is the correct approach..

Burns, Figa & Will, P.C.

Securities and Exchange Commission
Division of Corporation Finance
May 24, 2011

GEII will amend Item 9 contained in our Form 10-K for the year ended December 31, 2010 to include the appropriate disclosures related to the revocation of our predecessor auditor’s PCAOB registration.

3.	GEII will include a risk factor statement that the license of the prior auditor was revoked.

4.
GEII will review management’s discussion and analysis to determine whether any additional disclosure is appropriate, but will at least include reference to the appropriate (new) risk factor described in paragraph 4, above.

Other issues addressed by Paragraph 4830 of the Corporation Finance Financial Reporting Manual, the Andersen Release, and SAB 90 have to do with whether  the new auditors made any significant adjustments to the prior auditors’ (Chisholm’s) financial statements.  In GEII’s case, the only significant adjustment was the reclassification of the Bolivian assets discussed above because they were sold during 2010, and that reclassification was accomplished to comply with generally accepted accounting principles and fully disclosed in GEII’s 2010 Form 10-K and the notes to the financial statements contained therein.  The other reclassification relating to the Jerritt Canyon settlement amount was a reclassification to reflect that the receivable recognized in the 2009 financial statements was in fact received during 2010 in settlement of existing disputes.Management does not believe that either reclassification is material to the financial statements, and both were accomplished to meet the requirements of GAAP and events that occurred subsequent to December 31, 2009.

GEII understands that the removal of Chisholm’s opinion may affect the availability of Rule 144, a proxy statement (Regulation 14A) or an information statement (Regulation 14C) that requires financial statements, Rule 14a-3 or 14c-3, the ability to use Form S-8 and Form S-3, and perhaps other rules.  We are aware of the provisions of Section 4820.1 of the Division of Corporation Finance’s Financial Reporting Manual which states:

When an accounting firm ceases operations, it may be unable to reissue a prior report or give consent to the use of a prior report. A company should submit a consent waiver request under Regulation C, Rule 437 with CF-OCA if the auditor does not reissue or give consent to the use of its prior report. The guidance in Section 4810.5 regarding consent waiver requests should be followed.  If the firm still exists, although it is not practicing public accounting, and has the ability to reissue or give consent to the use its prior report, a waiver may not be granted.

Burns, Figa & Will, P.C.

Securities and Exchange Commission
Division of Corporation Finance
May 24, 2011

This Section, and the balance of Section 4820, apply to issues arising under the Securities Act of 1933, as amended.  The procedure for a waiver under the Securities Exchange Act of 1934 is set forth in 1934 Act Rule 0-12.  GEII will consider submitting a request for exemptive relief with the Office of the Secretary of the Commission for:

•	the ability of its shareholders to use Rule 144,
•	its ability to file a proxy statement pursuant to Regulation 14A which may require financial statements including 2009,
•	the ability to provide its shareholders’ an annual report pursuant to Rule 14a-3,
•	its ability to use a Form S-1, Form S-3, or Form S-8 registration statement, notwithstanding the existence of the unaudited 2009 financial statements, and
•	its ability to use a Regulation D exemption that requires delivery of audited financial statements.

Alternatively, GEII may decide to wait until 2012 (after the filing of its annual report on Form 10-K for the year ended December 31, 2011) to take those actions.  At that time, it will again have the required two years of audited financial statements.

If this approach is acceptable to you, GEII will draft the Form 10-K amended disclosure and provide it to you supplementally before filing it with the Commission.  As requested in your letter, attached is a written statement from GEII acknowledging that:

(i)	GEII is responsible for the adequacy and accuracy of the disclosure in the filing;
(ii)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii)	GEII may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you.

Sincerely yours,

Herrick K. Lidstone, Jr.
For the Firm

Cc:         Golden Eagle International, Inc.
Mark Bailey & Company, Ltd.

HKL/jrr